                                 [ALTAREX LOGO]


                                                                    EXHIBIT 99.1



                                  ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                   FOR THE THREE AND NINE MONTH PERIODS ENDED

                               SEPTEMBER 30, 2002




                                  ALTAREX CORP.

                          1601 TRAPELO ROAD, SUITE 350

                                WALTHAM, MA 02451



                                    CONTACT:

                                  TRUDY CHIMKO

                        MANAGER, CORPORATE COMMUNICATIONS

                               PHONE: 781-672-0138

                            FAX NUMBER: 781-672-0142

                             TOLL FREE: 888-801-6665

                                 www.altarex.com

                                info@altarex.com

                                 [ALTAREX LOGO]



                                  ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

          FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002

           ALL DOLLARS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE STATED


THIRD QUARTER HIGHLIGHTS

At September 30, 2002, the Company's cash, cash equivalents and short-term investments totaled $4.8 million as compared to $9.1 million at December 31, 2001. In the third quarter, in connection with its exclusive license agreement with the Company, United Therapeutics Corporation exercised its rights under a warrant and purchased 3.25 million common shares of the Company and a convertible debenture in the principal amount of $1.36 million, of which $688,662 was subsequently converted into 883,380 common shares, for aggregate proceeds to AltaRex of approximately $3.9 million.

In the third quarter, the Company announced that the European Commission has granted orphan medicinal product designation to OvaRex(R) MAb for the treatment of ovarian cancer, which makes OvaRex(R) eligible for orphan drug exclusivity, enables the Company to receive regulatory guidance from the European Commission and entitles the Company to reduced filing fees. If the Company applies for and receives the first marketing approval from the European Commission for OvaRex(R) for the treatment of ovarian cancer, then the Company would be entitled to orphan drug exclusivity from the European Commission with respect to OvaRex(R). If the Company were to receive a grant of orphan drug exclusivity with respect to OvaRex(R), then, for a period of up to 10 years, applications by other parties to market the same product for the same use would not be approved by the European Commission, except in very limited circumstances.

Pursuant to its license agreement with the Company, United Therapeutics has assumed responsibility for all expenses associated with the development and commercialization of OvaRex(R) and four other oncology products for its licensed territories, as well as the personnel costs associated with about one-half of AltaRex employees who are now employees of Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics. As a result of these changes, and other resignations, the Company's research and development costs and supporting general and administrative expenses significantly decreased in the third quarter of 2002 and the Company expects that these costs and expenses will remain at approximately the same levels for the fourth quarter of 2002.

The OvaRex(R) Investigational New Drug Applications (INDs) for clinical studies in North America have been transferred to United Therapeutics. The Company expects that United Therapeutics will seek input from regulatory authorities regarding the design of a confirmatory phase III clinical study program for OvaRex(R) MAb, with the intention of initiating patient treatment in such a program during the first quarter of next year.

We are continuing in our collaboration with United Therapeutics for the development and commercialization of OvaRex(R) MAb in United's territories, but we are primarily focused on establishing a corporate alliance for the European Union countries, where AltaRex retains all rights to its cancer antibody portfolio, although profit-sharing ventures have already been established with regional market leaders. We have also refocused our research efforts, conducted in our laboratories in Edmonton, on earlier stage projects, while continuing to support our OvaRex(R) immunology program.

                                 [ALTAREX LOGO]



We believe that our continued progress in developing our Phase III product OvaRex(R) MAb and expanding the breadth and building the intellectual property strength of our novel use of antibodies to induce or alter immunity is the foundation from which we can build Company and shareholder value.



Richard E. Bagley
President and Chief Executive Officer



This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital; the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish corporate alliances, such as the alliance in Northern Europe that the Company is seeking, on a timely basis, on satisfactory terms, or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company and/or its collaborators will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will accept or approve regulatory filings for the Company's products, the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products, the risk that the claims allowed under any issued patent owned or licensed by the Company, will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company; and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

                                 [ALTAREX LOGO]




                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements and the notes thereto included in this report. The Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all materials respects with accounting principles generally accepted in the United States except as disclosed in Note 3 to the Unaudited Consolidated Financial Statements. All dollars are in Canadian dollars unless otherwise stated.

OVERVIEW

         The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of certain cancers and other diseases. Substantially all of the Company's products are subject to regulation by the Therapeutic Products Programme (TPP) of Health Canada in Canada, the Food and Drug Administration (FDA) in the United States, the European Agency for the Evaluation of Medicinal Products (EMEA) in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by applicable regulatory agencies and become commercially viable.

         The Company commenced operations on December 1, 1995. As of September 30, 2002, the Company has incurred cumulative losses of $103.4 million. This includes a loss of $7.6 million for the nine months ended September 30, 2002. These losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999.

         On April 17, 2002, the Company entered into a license agreement (the "License Agreement") with Unither Pharmaceuticals, Inc. ("Unither"), a subsidiary of United Therapeutics Corporation ("United Therapeutics"), for the development of OvaRex(R) MAb and four other monoclonal antibodies. For the remainder of this document Unither and United Therapeutics will be referred to as "United". Under the terms of this License Agreement, United received exclusive rights for development and commercialization of the licensed products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. The Company and United have agreed to work closely together during the 240 day period commencing on April 17, 2002 (the "Initial Assessment Period") for the purposes of assessing all aspects of the development of the licensed technology conducted by or on behalf of the Company prior to April 17, 2002 and to develop solutions and strategies going forward with respect to all aspects of the successful development of the licensed technology. During the Initial Assessment Period and thereafter so long as the license is not terminated, United will fund all reasonable and direct ongoing development costs incurred by either the Company or United in accordance with the License Agreement with respect to developing the licensed technology, according to an approved budget. If United does not provide written notice to the Company of its decision to develop products utilizing or incorporating the licensed technology prior to the end of the Initial Assessment Period, then the Company may, in its discretion, terminate the License Agreement upon 15 days' advance written notice to United, unless United issues such notice of intention to the Company within that 15-day period. Upon 15 days' written notice to the Company at any time during the Initial Assessment Period or within 30 days following completion of the Initial Assessment Period, United may terminate the license.

         If United elects to proceed with such a development program, it has agreed to pay the Company certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. United has agreed to use commercially reasonable efforts following completion of the Initial Assessment Period and, assuming that neither party terminates the License Agreement at that time, to develop, market

                                 [ALTAREX LOGO]



                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

OVERVIEW (CONTINUED)

and commercialize such products utilizing the licensed technology as United determines are commercially feasible, including the conduct of related research, development and pre-clinical and clinical trials and obtaining all necessary regulatory approvals. Pursuant to the agreement, in May 2002 a number of employees of the Company became employees of United. As a result of this transaction, the Company's research and development costs and supporting general and administrative expenses were significantly reduced in the third quarter of 2002 and the Company expects that its research and development costs and supporting general and administrative expenses will remain at approximately the same levels for the fourth quarter of 2002.

RESULTS OF OPERATIONS

         FINANCIAL HIGHLIGHTS

         The Company recorded a net loss for the quarter ended September 30, 2002 of $1.5 million, or $(0.03) per share, compared to a net loss of $9.9 million, or $(0.35) per share, for the same period in 2001. The net loss for the nine months ended September 30, 2002 was $7.6 million, or $(0.19) per share, compared to a net loss of $23.7 million, or $(0.90) per share, for the same period in 2001.

         REVENUES

         Revenues for the three months ended September 30, 2002 consisted solely of interest income and totaled $1,505, a decrease of $125,246 from the $126,751 recorded in the same period in 2001. Revenues for the nine months ended September 30, 2002 consisted solely of interest income, and totaled $29,050, a decrease of $424,308 from the $453,358 recorded in the same period in 2001. The decrease is due primarily to lower levels of invested funds in both periods during 2002.

         EXPENSES

         Research and development expenses for the three months ended September 30, 2002 totaled $200,000, a decrease of $4.8 million from the $5.0 million recorded in the same period in 2001. For the nine months ended September 30, 2002, research and development expenses totaled $500,000, a decrease of $9.7 million from the $10.2 million recorded in the same period in 2001. This decrease in research and development expenses reflects the assumption by United of the funding of all reasonable and direct ongoing development costs incurred for development of OvaRex(R) and the other products covered by the License Agreement and compensation expense, the reimbursement of $2.37 million by United of costs incurred by the Company prior to the effective date of the License Agreement (April 17, 2002) associated with the research and development as related to the licensed technology, and the Company's efforts to reduce expenses in light of its limited resources.

         Clinical and regulatory expenses for the three months ended September 30, 2002 totaled $(20,000), net of a $83,000 reimbursement for clinical related costs from United, a decrease of $2.9 million from the $2.9 million recorded in the same period in 2001. For the nine months ended September 30, 2002, clinical and regulatory costs totaled $2.5 million, net of a $170,000 reimbursement for clinical costs, a decrease of $5.9 million from $8.4 million in the same period in 2001. This decrease reflects the impact of the funding of costs for the development of the licensed products by United subsequent to the effective date of April 17, 2002.

                                 [ALTAREX LOGO]



                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

         General and administrative expenses for the three months ended September 30, 2002 totaled $1.3 million, a decrease of $900,000 from the $2.2 million recorded in the same period in 2001. For the nine months ended September 30, 2002, general and administrative costs totaled $4.6 million, a decrease of $1.0 million from $5.6 million in the same period in 2001. This decrease is primarily related to lower professional fees related to the Company's intellectual property portfolio and lower headcount, facility related costs and other corporate matters due to the signing of the License Agreement with United.


         As a result of the License Agreement with United, the Company anticipates that research and development expenses and supporting general and administrative expenses decreased significantly in the third quarter and the Company anticipates that they will remain at this level in the fourth quarter of 2002. The actual levels of research and development and general and administrative expenditures will depend on many factors, including primarily the cash resources available to the Company as well as the progress and results of discovery research and preclinical studies, the cost, timing and outcome of the regulatory process, the costs of materials, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the availability and cost of required personnel, and the extent to which the Company enters into affiliations with corporate partners for ongoing research and development activities. The Company has been focusing and will continue to focus on establishing corporate alliances for the European Union countries and securing additional cash resources, and the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs until such times as it secures additional cash resources. See "Liquidity and Capital Resources".

LIQUIDITY AND CAPITAL RESOURCES

         At September 30, 2002, the Company's cash, cash equivalents and short-term investments totaled $4.8 million as compared to $9.1 million at December 31, 2001. Since its inception, the Company has financed its operations primarily through private placements and public offerings of equity securities and debt amounting to approximately $107.1 million, interest income on invested balances amounting to $3.5 million and amounts received under research contracts of $0.8 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants and investment income.

         The Company's net cash used in operating activities amounted to $12.2 million for the nine months ended September 30, 2002 and reflects the Company's use of cash to fund its net operating losses and the net changes in non-cash working balances which primarily is a result of a reduction in accounts payables and accrued liabilities.

         Concurrent with the delivery and execution of the License Agreement, the Company and United entered into a subscription agreement (the "Subscription Agreement"), pursuant to which United purchased 4.9 million common shares of the Company at a price of US$0.50 per share for total proceeds to the Company of approximately $3.9 million (US$2.45 million). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $78,730 (US$50,000), which was subsequently converted into 100,000 common shares of the Company at a price of US$0.50 per share. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share and granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of approximately $1.36 million (US$875,000).

                                 [ALTAREX LOGO]



                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

On August 15, 2002, United exercised the Warrant in full and purchased the Second Debenture, resulting in gross proceeds to the Company of approximately $3.9 million. Upon issuance of the Second Debenture, $688,662 (US$441,690) of the principal amount of the Second Debenture automatically converted into 883,380 common shares of the Company.

         The Company believes, based on its current operating plan, that its available cash, cash equivalents and short-term investments and interest earned thereon should be sufficient to finance its operations and capital needs into the second quarter of 2003.

         The Company's funding needs may vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, whether or not United determines to proceed with the development of OvaRex(R) MAb, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.


         The Company will seek additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

                                 [ALTAREX LOGO]



                           CONSOLIDATED BALANCE SHEETS

                          (A DEVELOPMENT STAGE COMPANY)



(IN CANADIAN DOLLARS)                                              SEPTEMBER 30, 2002           DECEMBER 31, 2001

ASSETS                                                               (UNAUDITED)

Current assets:
     Cash and cash equivalents                                        $    4,764,611              $   8,211,313
     Short-term investments                                                       --                    856,051
     Accounts and other receivables                                          150,543                     91,474
     Prepaid expenses and other assets                                     1,115,966                    761,678
                                                                      --------------              -------------
                                                                           6,031,120                  9,920,516
Deposits and other assets                                                     43,104                    235,671
Capital assets                                                               384,088                    634,870
                                                                      --------------              -------------

                                                                      $    6,458,312              $  10,791,057
                                                                      ==============              =============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                         $    2,725,074              $   7,383,751
                                                                      --------------              -------------
                                                                           2,725,074                  7,383,751

Note Payable                                                                 674,763                         --

SHAREHOLDERS' EQUITY:
     Share capital                                                       106,430,741                 99,143,441
     Accumulated deficit during the development stage                   (103,372,266)               (95,736,135)
                                                                      --------------              -------------
Total shareholders' equity                                                 3,058,475                  3,407,306
                                                                      --------------              -------------
                                                                      $    6,458,312              $  10,791,057
                                                                      ==============              =============

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                 [ALTAREX LOGO]



                         CONSOLIDATED STATEMENTS OF LOSS

                          (A DEVELOPMENT STAGE COMPANY)




                                                         FOR THE THREE MONTHS ENDED       FOR THE NINE MONTHS ENDED
                                                                SEPTEMBER 30,                   SEPTEMBER 30,

(In Canadian dollars, except share amounts)                 2002             2001             2002             2001
                                                         -----------      -----------     -----------     -----------
                                                         (unaudited)      (unaudited)     (unaudited)     (unaudited)
REVENUES
   Interest income                                       $     1,505      $   126,751     $    29,050     $    453,358
                                                         -----------      -----------     -----------     ------------
           Total revenues                                      1,505          126,751          29,050          453,358
                                                         -----------      -----------     -----------     ------------

EXPENSES
  Research & development *                                   189,920        4,962,452         537,637       10,184,362
  Clinical & regulatory *                                    (21,291)       2,853,417       2,506,304        8,373,857
   General & administrative                                1,301,152        2,209,945       4,621,240        5,601,849
                                                         -----------      -----------     -----------     ------------
           Total expenses                                  1,469,781       10,025,814       7,665,181       24,160,068
                                                         -----------      -----------     -----------     ------------
NET LOSS FOR THE PERIOD                                  $(1,468,276)     $(9,899,063)    $(7,636,131)    $(23,706,710)
                                                         ===========      ===========     ===========     ============

Net loss per common share                                     ($0.03)          ($0.35)        ($0.19)          ($0.90)

Weighted average number of common shares                   43,801,413       28,586,029     40,448,881       26,442,278
                                                         ============     ============    ===========     ============

* Net of reimbursement in 2002 (See Note 4)


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                 [ALTAREX LOGO]



                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                          (A DEVELOPMENT STAGE COMPANY)


                                                                                   ACCUMULATED
                                                                                    DEFICIT
                                                                                  DURING THE              TOTAL
                                                                                  DEVELOPMENT          SHAREHOLDERS'
                                                       COMMON SHARES                 STAGE               EQUITY

   (In Canadian dollars, except share amounts)      SHARES         AMOUNT
                                                  ----------    ------------      -------------         ----------
  BALANCE, DECEMBER 31, 2001                      36,663,556    $ 99,143,441      $ (95,736,135)        $3,407,306
                                                  ----------    ------------      -------------         ----------
  Issuance costs from special units
   (unaudited)                                            --         (11,927)                              (11,927)
  Exercise of warrants (unaudited)                   100,000         200,000                 --            200,000
  Issuance of shares in private placement, net
   (unaudited)                                     4,900,000       3,803,627                 --          3,803,627
  Exercise of warrants by United Therapeutics
   (unaudited)                                     3,250,000       2,528,208                 --          2,528,208
  Conversion of debentures by United
   Therapeutics (unaudited)                          983,380         767,392                 --            767,392
  Net loss (unaudited)                                    --              --         (7,636,131)        (7,636,131)
                                                  ----------    ------------      -------------         ----------
  BALANCE, SEPTEMBER 30, 2002 (UNAUDITED)         45,896,936    $106,430,741      $(103,372,266)        $3,058,475
                                                  ==========    ============      =============         ==========

                                                                                   ACCUMULATED
                                                                                     DEFICIT
                                                                                   DURING THE              TOTAL
                                                      COMMON SHARES                DEVELOPMENT          SHAREHOLDERS'
                                                                                      STAGE                EQUITY

 (In Canadian dollars, except share amounts)        SHARES         AMOUNT
                                                  ----------    -----------       ------------          -----------
  BALANCE, DECEMBER 31, 2000                      22,032,200    $ 72,894,559       $(61,933,769)         $10,960,790
                                                  ----------    ------------       ------------          -----------
  Issuance of common shares in public
   offering (unaudited)                            4,402,211       7,232,087                 --            7,232,087
  Issuance of common shares as payment for
   services (unaudited)                               29,145          56,832                 --               56,832
  Exercise of special warrants (unaudited)         3,000,000       7,872,195                 --            7,872,195
  Net loss (unaudited)                                    --              --        (23,706,710)         (23,706,710)
                                                  ----------    ------------       ------------          -----------
  BALANCE, SEPTEMBER 30,2001 (UNAUDITED)          29,463,556    $ 88,055,673       $(85,640,479)         $ 2,415,194
                                                  ==========    ============       ============          ===========



              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                 [ALTAREX LOGO]



                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (A DEVELOPMENT STAGE COMPANY)




                                                               THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                                  SEPTEMBER 30,                          SEPTEMBER 30,

                                                               2002             2001              2002              2001
                                                            (UNAUDITED)      (UNAUDITED)       (UNAUDITED)       (UNAUDITED)
   (IN CANADIAN DOLLARS)
                                                           ------------      ------------      -----------      -------------
   CASH USED IN OPERATING ACTIVITIES
   Net loss                                                $(1,468,276)      $(9,899,063)      $(7,636,131)     $(23,706,710)
   Adjustments to reconcile net loss to net cash
   used in operating activities:
       Depreciation and amortization                             79,181           119,845           246,493          304,752
       Issuance of common shares, net                                --            56,832                --           56,832
       Net changes in non-cash working capital
       balances                                                (415,392)        2,289,087        (4,879,467)       3,832,966
                                                           ------------      ------------      ------------     ------------
                                                             (1,804,487)       (7,433,299)      (12,269,105)     (19,512,160)
                                                           ------------      ------------      ------------     ------------
   CASH PROVIDED BY INVESTING ACTIVITIES
   Disposal (purchase) of capital assets                          5,099          (226,522)            4,289         (442,685)
   Maturities and purchases of short-term
   investments                                                       --         1,376,257           856,051         1,215,200
                                                           ------------      ------------      ------------     -------------
                                                                  5,099         1,149,735           860,340           772,515
                                                           ------------      ------------      ------------     -------------

   CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
   Issuance of common shares, net                               688,662                --         4,492,291         7,232,087
   Issuance costs from special units                                 --                --          (11,927)                --
   Issuance of convertible debt                                 674,763                --           753,493                --
   Exercise of special warrants, net                                 --           (86,456)               --         7,872,195
   Exercise of warrants                                       2,528,208                --         2,728,206                --
                                                           ------------      ------------      ------------      ------------
                                                              3,891,633           (86,456)        7,962,063        15,104,282
                                                           ------------      ------------      ------------      ------------
   NET INCREASE(DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                2,092,245       (6,370,020)       (3,446,702)        (3,635,363)
   Cash and Cash Equivalents, Beginning of period
                                                              2,672,366        12,399,844         8,211,313         9,665,187
                                                           ------------      ------------      ------------      ------------
   CASH AND CASH EQUIVALENTS, END OF PERIOD                $  4,764,611      $  6,029,824      $  4,764,611      $  6,029,824
                                                           ============      ============       ===========      ============

SUPPLEMENTAL DISCLOSURE

Conversion of convertible debt                             $    767,392                --       $   767,392                --
                                                           ============      ============       ===========      ============


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                 [ALTAREX LOGO]



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     DESCRIPTION OF BUSINESS

         AltaRex Corp. (the "Company"), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases.

     GOING CONCERN MATTERS

         The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the nine months ended September 30, 2002 and the year ended December 31, 2001, the Company incurred losses of $7,636,131 and $33,802,366, respectively. As further discussed in Note 4, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics Corporation ("United") for total proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $78,730 (US$50,000), which was converted into 100,000 common shares of the Company at a price of US$0.50 per share. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share. The Company also granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of approximately $1,363,000 (US$875,000). In August 2002, United exercised the Warrant and the right to purchase the Second Debenture for total proceeds of approximately $3.9 million. The Company believes, based on its current operating plan, that its available cash, cash equivalents and short-term investments and interest earned thereon should be sufficient to finance its operations and capital needs into the second quarter of 2003.


         The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments and through collaborative arrangements with potential partners.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying consolidated financial statements as of September 30, 2002 and for the three and nine months ended September 30, 2002 and 2001 are unaudited. These unaudited financial statements have been prepared on the same basis as the audited financial statements of the Company and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Results for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year or future periods.

         The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which conform in all material respects to those established in the United States, except as disclosed in Note 3. The preparation of financial statements in accordance with

                                 [ALTAREX LOGO]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

such principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and those differences could be material.

NET LOSS PER SHARE

         The Company uses the treasury stock method to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period.


         Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 13,045,991 and 4,677,287 common shares as of September 30, 2002 and 2001, respectively, have been excluded from the computation of diluted weighted average shares outstanding.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

         On January 1, 2002, the Company adopted the recommendations in Handbook
Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

         Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized if the exercise price of these stock options equals the price of the Company's common stock on the date of grant. However pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method by using the Black-Scholes pricing model. Consideration paid on the exercise of stock options and warrants is credited to share capital.

3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
STATES


         These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

(a) Accounting for stock-based compensation

         For any stock options and warrants issued prior to January 1, 2002, for U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25.

         The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

measurement date would be amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances. For instruments issued after January 1, 2002, the Company applies the recommendation of Handbook Section 3870 (see Note 2). For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted if the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

         As of December 31, 2001, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $10,000 which has been fully amortized as of June 30, 2002.

         Additionally, during 2001 and 2000 the Company issued 274,000 and 185,149 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $520,600 and $378,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

(b) Reverse take-over costs

         For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over in 1996 are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

(c) Comprehensive income (loss)

         For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income (loss) would equal net loss determined for U.S. GAAP purposes as set out in the following table.

         The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.



                                                  THREE MONTHS ENDED                NINE MONTHS ENDED

                                                     SEPTEMBER 30,                    SEPTEMBER 30,
                                                  2002           2001             2002             2001
                                               ----------     ----------       -----------      -----------
Net loss per Canadian GAAP                     $1,468,276     $9,899,063       $ 7,636,131      $23,706,710
Adjustments for stock-based compensation               --        114,000            10,000          360,000
                                               ----------    -----------       -----------      -----------
Net loss per U.S. GAAP                         $1,468,276    $10,013,063       $ 7,646,131      $24,066,710
Basic and diluted  net loss per share,  US
GAAP                                               $(0.03)        $(0.35)           $(0.19)          $(0.91)
Basic and diluted  weighted-average number
of common shares                               43,801,413     28,586,029        40,448,881       26,442,278
                                               ----------     ----------       -----------      -----------

                                 [ALTAREX LOGO]



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

The following summarizes balance sheet items with material variations under U.S. GAAP.

                                      SEPTEMBER 30, 2002     DECEMBER 31, 2001
                                      ------------------     -----------------

Share capital                            $103,861,741           $96,584,441

Accumulated deficit                      $105,941,266           $98,295,135
                                         ------------           -----------

4.  LICENSING AGREEMENT

         On April 17, 2002, the Company entered into a license agreement (the "License Agreement") with Unither Pharmaceuticals, Inc. ("Unither"), a subsidiary of United, for the development of OvaRex(R) MAb and four other monoclonal antibodies. Under the terms of this agreement, Unither received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. The Company and United have agreed to work closely together during the 240 day period commencing on April 17, 2002 (the "Initial Assessment Period") for the purposes of assessing all aspects of the development of the licensed technology conducted by or on behalf of the Company prior to April 17, 2002 and to develop solutions and strategies going forward with respect to all aspects of the successful development of the licensed technology. During the Initial Assessment Period and thereafter so long as the license is not terminated, United will fund all reasonable and direct ongoing development costs incurred by either the Company or United in accordance with the License Agreement with respect to developing the licensed technology, according to an approved budget. In the three month period ended June 30, 2002, United reimbursed the Company, in accordance with the License Agreement, for certain costs related to the licensed technology, which have been reflected as a reduction to research and development and clinical and regulatory expenses. These costs reimbursed by United were expenses of the Company in 2001 and 2002. If United does not provide written notice to the Company of its decision to develop products utilizing or incorporating the licensed technology prior to the end of the Initial Assessment Period, then the Company may, in its discretion, terminate the License Agreement upon 15 days' advance written notice to United, unless United issues such notice of intention to the Company within that 15-day period. Upon 15 days' written notice to the Company at any time during the Initial Assessment Period or within 30 days following completion of the Initial Assessment Period, United may terminate the license. If United elects to proceed with such a development program, United has agreed to pay the Company certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. United has agreed to use commercially reasonable efforts following completion of the Initial Assessment Period and, assuming that neither party terminates the License Agreement at that time, to develop, market and commercialize such products utilizing the licensed technology as United determines are commercially feasible, including the conduct of related research, development and pre-clinical and clinical trials and obtaining all necessary regulatory approvals.

                                 [ALTAREX LOGO]



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


4.  LICENSING AGREEMENT (CONTINUED)

         Concurrently with the delivery and execution of the License Agreement, the Company and United entered into a subscription agreement (the "Subscription Agreement"), pursuant to which United purchased 4.9 million common shares of the Company at a price of US$0.50 per share for total proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $78,730 (US$50,000) which was converted into 100,000 common shares of the Company at a price of US$0.50 per share on August 21, 2002. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share and granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of $1,363,425 (US$875,000). United exercised the Warrant in full and purchased the Second Debenture on August 15, 2002 resulting in total proceeds to the Company of approximately $3.9 million. Upon issuance of the Second Debenture, $688,662 (US$441,960) of the principal amount of the Second Debenture automatically converted into 883,380 common shares of the Company.

         In total, United purchased 9,133,380 common shares and a debenture in the principal amount of $674,763. The 9,133,380 common shares purchased by United represent approximately 19.9% of the current outstanding common shares of the Company. The Company also granted to United rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company.

5.  DEBT

         On August 15, 2002, United purchased the Second Debenture (see Note 4) in the principal amount of approximately $1,363,425 (US$875,000) of which $688,662 (US$441,960) automatically converted into 883,380 common shares of the Company. A note payable (the "Note Payable") was issued in exchange for the remaining proceeds received for $674,763 (US$433,310). Interest is due on the Note Payable quarterly and accrues at 6% per annum. The unpaid principal and interest on the Note Payable is due in full in August 2005. The Note Payable is convertible into common shares of the Company at a price of US$0.50 per share at any time at the option of United.

6.  LEGAL PROCEEDINGS

           On April 26, 2002, ICN Pharmaceuticals, Inc. ("ICN") brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages.

                                      # # #